Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-215115

Relating to the Preliminary

Prospectus Supplement dated January 26, 2017

(To Prospectus dated December 22, 2016)

KeyW Announces Preliminary 2016 Financial Results and Schedules Q4 and Year 2016 Financial Results Conference Call

HANOVER, Md., January 26, 2017 (Globe Newswire) – The KeyW Holding Corporation (NASDAQ: KEYW) today announced current preliminary, unaudited estimated results of operations for the fiscal year ended December 31, 2016. KeyW expects revenue from continuing operations for 2016 to be in the range of $290 million to $293 million, net income from continuing operations in the range of $3 million to $5 million and adjusted EBITDA from continuing operations in the range of $31 million to $33 million. A reconciliation of adjusted EBITDA from continuing operations to net income from continuing operations is provided below.

These current preliminary, unaudited estimated results of operations are based on management’s initial review of operations for the fiscal year ended December 31, 2016, and remain subject to completion of the Company’s customary annual closing and review procedures and final adjustments and other developments that may arise between now and the time the financial results for the fiscal year ended December 31, 2016 are finalized. It is possible that the final reported results for 2016 may not be within the ranges currently estimated, and may differ materially.

KeyW also announced that it expects the adjusted EBITDA from continuing operations margin for 2017 to be in the range of 10% to 12%.

Adjusted EBITDA from continuing operations is a financial measure that is not recognized under accounting principles generally accepted in the United States of America, or GAAP, and is not calculated in accordance with GAAP. The preliminary adjusted EBITDA from continuing operations table below provides a reconciliation of this non-GAAP financial measure to net income from continuing operations, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA from continuing operations should not be considered as an alternative to net income from continuing operations, operating income from continuing operations or any other measure of operating performance, or to cash flows from operating activities as a measure of liquidity, calculated and presented in accordance with GAAP. Our adjusted EBITDA from continuing operations may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted EBITDA from continuing operations or similarly titled measures in the same manner as we do. We prepare adjusted EBITDA from continuing operations to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

We believe adjusted EBITDA from continuing operations is useful to investors in evaluating our operating performance for the following reasons:

•	we have various non-recurring transactions or non-operating transactions and expenses that directly impact our net income from continuing operations. Adjusted EBITDA from continuing operations is intended to approximate the net cash provided by operations by adjusting for non-recurring or non-operating items; and
•	securities analysts use adjusted EBITDA from continuing operations as a supplemental measure to evaluate the overall operating performance of companies.

Our board of directors and management use adjusted EBITDA from continuing operations:

•	as a measure of operating performance;
•	to determine a significant portion of management’s incentive compensation;
•	for planning purposes, including the preparation of our annual operating budget; and
•	to evaluate the effectiveness of our business strategies.

Although adjusted EBITDA from continuing operations is frequently used by investors and securities analysts in their evaluations of companies, adjusted EBITDA from continuing operations has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA from continuing operations does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;
•	adjusted EBITDA from continuing operations does not reflect changes in, or cash requirements for, our working capital needs;
•	adjusted EBITDA from continuing operations does not reflect interest expense or interest income;
•	adjusted EBITDA from continuing operations does not reflect cash requirements for income taxes;
•	adjusted EBITDA from continuing operations does not include non-cash expenses related to stock compensation;
•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA from continuing operations does not reflect any cash requirements for these replacements; and
•	other companies in our industry may calculate adjusted EBITDA from continuing operations or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

Please refer to the table below for a reconciliation of preliminary GAAP net income from continuing operations to preliminary adjusted EBITDA from continuing operations.

Preliminary Adjusted EBITDA from Continuing Operations Reconciliation

	Year Ended December 31, 2016
	Range of Results
	Low	High
	(Unaudited, in millions)
Net Income from Continuing Operations	$3.0	$5.0
EBITDA Adjustments:
Depreciation	6.4	6.4
Intangible Amortization	6.1	6.1
Stock Compensation Amortization	3.5	3.5
Interest Expense, net	10.8	10.8
Income Tax Expense	2.2	2.2
Acquisition and Other Adjustments(1)	(1.0)	(1.0)
Adjusted EBITDA from Continuing Operations	$31.0	$33.0

(1) Other adjustments includes a $3.0 million gain on the divestiture of our systems engineering and technical assistance (SETA) business, net of transaction costs in 2016.

The Company will report results of operations for the fourth fiscal quarter and fiscal year ended December 31, 2016 in its regularly scheduled earnings release and conference call after the market closes on March 8, 2017. The Company will host a conference call and live webcast for analysts and investors at 5:00 PM Eastern time on that day. At that time, management will review the Company's fourth fiscal quarter and fiscal year ended December 31, 2016 results of operations, followed by a question-and-answer session to further discuss the results.

Interested parties will be able to connect to our webcast via the Investor Relations page at our website, http://investors.keywcorp.com, on March 8, 2017. We encourage people to register for an email alert about the Webcast through the Events and Presentations tab, also found on the Investor Relations page of our website. Interested parties may also listen to the conference call by calling 1-877-853-5645. The International Dial-In access number will be 1-408-940-3868. The conference ID for the event is 56194282.

An archive of the webcast will be available on our webpage following the call. In addition, a podcast of our conference call will be available for download from our Investor Relations page of our website at approximately the same time as the webcast replay.

The Company previously filed a shelf registration statement on Form S-3 that was declared effective by the U.S. Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement and the accompanying prospectus related to the Company’s offering of common stock will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained from (i) RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th floor, New York, NY 10281, Telephone: 877-822-4089, Email: equityprospectus@rbccm.com, or (ii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 888-603-5847, Email: Barclaysprospectus@broadridge.com.

About KEYW

KeyW is a total solutions provider for the Intelligence, Cyber and Counterterrorism Communities' toughest challenges. We support the collection, processing, analysis and dissemination of information across the full spectrum of their missions. We employ and challenge more than 1,000 talented professionals in the industry with solving such complex problems as preventing cyber threats, transforming data into intelligence and combating global terrorism.

Forward-Looking Statements: Statements made in this press release that are not historical facts constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to: statements about our preliminary 2016 and 2017 estimated results and ranges, future expectations, plans and prospects; statements regarding our strategies, plans, and operations; and other statements containing the words "estimates," "believes," "anticipates," "plans," "expects," "will," "potential," "opportunities," and similar expressions. Our actual results, performance or achievements or industry results may differ materially from those expressed or implied in these forward-looking statements. These statements involve numerous risks and uncertainties, including but not limited to, those risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 15, 2016 and our subsequent Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed with the SEC on May 10, 2016, August 9, 2016 and November 2, 2016, respectively, as required under the Securities Act of 1934, as amended, and other filings that we make with the SEC from time to time and, with respect to our preliminary results for the year ended December 31, 2016, the fact that such results are unaudited and changes in such results may result from the completion of our year end closing procedures and the audit of our results by our auditors. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. KeyW is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise, unless required by law.

Contacts:

Chris Donaghey

Investor Relations

443.733.1600

Heather Williams

Corporate Media Relations

443.733.1613

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